Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated August 30, 2011

The Capped Floating Rate Notes Linked to the Consumer Price Index (the “notes”) are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” beginning on page TS-4 of this term sheet and beginning on page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)(2)	$1,000.00	$
Underwriting commission (2)	$25.00	$
Proceeds, before expenses, to Bank of America Corporation	$975.00	$

(1)	Plus accrued interest from October , 2011, if settlement occurs after that date.
(2)

The public offering price and underwriting commission for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $975 per unit and $0 per unit, respectively.

*Depending on the date the notes are priced for initial sale to the public (the “pricing date”), any reference in this term sheet to the month in which the pricing date, the settlement date, the interest payment dates, or the maturity date will occur is subject to change.

Merrill Lynch & Co.
October , 2011

Units Pricing Date* September     , 2011 Capped Floating Rate Notes Settlement Date* October , 2011 Linked to the Consumer Price Index, Maturity Date* October , 2021 due October , 2021 CUSIP No. $1,000 principal amount per unit Term Sheet No. Capped Floating Rate Notes Linked to the Consumer Price Index A maturity of ten years We will pay interest for each monthly interest period at a floating annual rate equal the product of (a) the applicable CPI Inflation Adjustment (as described below) and (b) the Participation Rate. The maximum annual interest rate payable on the notes will be 9.00%. The CPI Inflation Adjustment equals the percentage change in the Consumer Price Index between (i) the month that is 15 months prior to the month in which the applicable interest period begins and (ii) the month that is three months prior to the month in which the applicable interest period begins. The Participation Rate will be between 100% and 200%, and will be determined on the Pricing Date Payment of principal plus any accrued and unpaid interest at maturity Payments on the notes, including the repayment of principal at maturity, are subject to the credit risk of Bank of America Corporation No listing on any securities exchange

Summary

The Capped Floating Rate Notes Linked to the Consumer Price Index, due October     , 2021 (the “notes”), are our senior unsecured debt securities and are not secured by collateral. The notes will rank equally with all of our other senior unsecured indebtedness from time to time outstanding, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC. The notes are not savings accounts, deposits or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The notes provide monthly interest payments at a floating rate per annum equal to the product of (a) the applicable CPI Inflation Adjustment and (b) the Participation Rate (each as defined below). The CPI Inflation Adjustment equals the percentage change in the Consumer Price Index (the “CPI”) between (i) the month that is 15 months prior to the month in which the applicable interest period begins and (ii) the month that is three months prior to the month in which the applicable interest period begins. However, in no event will the annualized interest rate applicable to any interest period be less than 0.00% or greater than 9.00% per annum (the “Cap”). We further describe how to determine the interest payable on the notes below and beginning on TS-8. If you hold the notes until maturity, you will receive the principal amount of your notes plus any accrued and unpaid interest, subject to our credit risk.

Capitalized terms used but not defined in this term sheet have the meanings set forth in the MTN prospectus supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$1,000.00 per unit
Term:	Ten years
Market Measure:

The Consumer Price Index (the “CPI”). The CPI is the non-revised index of Consumer Prices for All Urban Consumers before seasonal adjustment (CPI-U NSA) published by the Bureau of Labor Statistics of the U.S. Department of Labor (the “BLS”). The CPI is more fully described beginning on page TS-11.

Payment at Maturity:

If you hold the notes until maturity, you will receive for each unit of your notes a cash payment equal to the $1,000 principal amount plus any accrued and unpaid interest, subject to our credit risk. See “Risk Factors—Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes” on page TS-4 of this term sheet.

Interest Periods:

Monthly. Each interest period (other than the first interest period from, and including, the original issue date of the notes to, but excluding, November     , 2011) will begin on and will include an interest payment date, and will extend to, but will exclude, the next succeeding interest payment date (or the maturity date, as applicable).

Interest Payment Dates:

The of each month, beginning on November     , 2011, with the final interest payment due on the maturity date, subject to postponement as described in the section entitled “Other Terms of the Notes—Interest” on page TS-8 of this term sheet.

Interest Rate:

For each monthly interest period, interest will accrue monthly at a floating rate per annum equal to the product of (a) the applicable CPI Inflation Adjustment (as determined by the calculation agent named below) and (b) the Participation Rate. However, in no event will the annualized interest rate applicable to any monthly interest period be less than 0.00% or greater than the Cap.

Cap:	9.00%
Day Count Fraction:	30/360
CPI Inflation Adjustment:

“CPIA” means the level of the CPI first published by the Bureau of Labor Statistics of the U.S. Department of Labor (the “BLS,” without regard to any subsequent corrections or revisions to that first published level) for the month that is three calendar months prior to the month in which the relevant interest period begins. For example, CPIA for the interest to be paid in November of each year will be the CPI for the preceding July.

“CPIB” means the level of the CPI first published by the BLS (without regard to any subsequent corrections or revisions to that first published level) for the month that is 15 calendar months prior to the month in which the relevant interest period begins. For example, CPIB for the interest to be paid in November of each year will be the CPI for the second preceding July.

The CPI Inflation Adjustment will be rounded to the nearest four decimal places.

Participation Rate:	The Participation Rate will be between 100% and 200%. The actual Participation Rate will be determined on the pricing date.
Listing:	The notes will not be listed on any securities exchange.
Calculation Agent:	Merrill Lynch Capital Services, Inc. (“MLCS”), a subsidiary of BAC
Fees Charged:	The public offering price of the notes includes the underwriting discount of $25.00 per unit as listed on the cover page and an additional charge of $10.00 per unit as more fully described on page TS-10.

Capped Floating Rate Notes Linked to the Consumer Price Index	TS-2

Hypothetical Interest Rate Calculations in the Floating Period

Examples: Below are three hypothetical examples of the calculation of the annualized interest rate payable on November     , 2011 for the notes, based upon the hypothetical CPIB of 100 and the hypothetical Participation Rate of 150% (which is the midpoint of the Participation Rate range of 100% and 200%). These examples are for purposes of illustration only. The actual annualized interest rate to be applied in calculating the interest payable on the notes for any interest period will depend on the actual levels of the CPI for the relevant months and the actual Participation Rate.

The hypothetical CPIB of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent the expected actual levels of the CPI. For recent actual levels of the CPI, see “The Consumer Price Index” section, beginning on page TS-8.

Example 1: In this example, suppose the hypothetical CPIA is 92, which is less than CPIB. The hypothetical annualized rate of interest for the interest payment to be made on November     , 2011 would be:

=	[	(92)	-1	]	× 150%
100

=   -8.00% × 150%

=   -12.00%

Because the annualized interest rate applicable to any interest period may not be less than 0.00%, the hypothetical annualized interest rate for the monthly interest period in this example would be equal to 0.00%.

Example 2: In this example, suppose the hypothetical CPIA is 101. The hypothetical annualized rate of interest for the interest payment to be made on November     , 2011 would be:

=	[	(101)	-1	]	× 150%
100

=   1.00% × 150%

=   1.50%

Example 3: In this example, suppose the hypothetical CPIA is 107. The hypothetical annualized rate of interest for the interest payment to be made on November     , 2011 would be:

=	[	(107)	-1	]	× 150%
100

=   7.00% × 150%

=   10.50%

Because the annualized interest rate applicable to any interest period may not be greater than 9.00%, the hypothetical annualized interest rate for the monthly interest period in this example would be equal to 9.00%.

Capped Floating Rate Notes Linked to the Consumer Price Index	TS-3

Risk Factors

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

The interest rate on the notes may vary significantly for each interest period and may be 0.00%.

The interest rate on the notes for each monthly interest period will be based on an annualized rate equal to the product of (a) the applicable CPI Inflation Adjustment and (b) the Participation Rate. If there is a year-over-year decrease in CPI, the applicable interest rate for that period will equal 0.00%.

The interest rate on the notes is capped.

The interest rate payable during any monthly interest period will be limited to the Cap of 9.00% per annum. Accordingly, a holder of the notes will not benefit from any increase in the CPI Inflation Adjustment that, when multiplied by the Participation Rate, exceeds 9.00%.

Your yield may be less than the yield on a conventional debt security of comparable maturity.

It is possible that the annualized rate of interest for any interest period will be 0.00%. If the CPI Inflation Adjustment is zero or a negative number for any monthly interest period, then the annualized interest rate for that interest period will be equal to 0.00%. Even if the CPI Inflation Adjustment is greater than zero, the resulting interest rate may be less than returns otherwise payable on other debt securities with similar maturities. In addition, while increases in the levels of the CPI will increase the monthly rate of interest payable on the notes, changes in these levels will not increase the principal amount payable to you at maturity.

The yield that you receive on the notes may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors that affect the time value of money, including inflation.

You must rely on your own evaluation of the merits of an investment linked to the CPI.

In the ordinary course of their businesses, we or our affiliates, from time to time, may express views on expected movements in the CPI. One or more of our affiliates have published, and in the future may publish, research reports that express views on the CPI. However, these views are subject to change from time to time. Moreover, other professionals who deal in the markets at any time may have significantly different views from those of ours or our affiliates. You are encouraged to derive information concerning the CPI from multiple sources, and you should not rely on views expressed by us or our affiliates.

Neither the offering of the notes nor any views which we or our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

The notes are our senior unsecured debt securities. As a result, your receipt of the interest payments on the notes and the repayment of principal at maturity is dependent upon our ability to repay our obligations on the applicable payment date. This will be the case even if the CPI increases after the pricing date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date.

In addition, our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and any negative actual or anticipated changes in our credit ratings prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the CPI, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

In seeking to provide you with what we believe to be competitive terms for the notes, while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes.

In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with developing, hedging, and distributing the notes described on page TS-9. In structuring the economic terms of the notes, we seek to provide you with what we believe to be competitive terms and to provide MLPF&S with compensation for its services in developing the securities. The price, if any, at which you could sell your notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the notes, namely these costs. The quoted price of any of our affiliates for the notes could be higher or lower than the public offering price.

Capped Floating Rate Notes Linked to the Consumer Price Index	TS-4

Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your notes in a secondary market transaction is expected to be lower than the public offering price. This is due to, among other things, the fact that the public offering price includes, and secondary market prices are likely to exclude, these costs.

A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors, including the CPI. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but it is not required to do so. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

The BLS, as sponsor of the CPI, may adjust the calculation of the CPI in a way that affects its value, and the BLS has no obligation to consider your interests.

There can be no assurance that the BLS will not change the method by which it calculates the CPI in a way that reduces the level of the CPI. Similarly, the BLS may alter, discontinue, or suspend calculation or dissemination of the CPI. Any of these actions could adversely affect the value of the notes. The BLS will have no obligation to consider your interests in calculating or revising the CPI.

If you attempt to sell the notes prior to maturity, the market value of the notes, if any, may be less than the principal amount of the notes.

Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have your notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the expected impact on the market value of the notes from a change in a specific factor, assuming all other conditions remain constant.

•

The Level of the CPI. We expect that the market value of the notes will depend substantially on the amount by which the level of the CPI differs from year to year. If you sell your notes prior to maturity, you may receive substantially less than your original investment, due to changes and expected changes in the CPI.

•

Volatility of the CPI. Volatility is the term used to describe the size and frequency of market fluctuations. The level of the CPI has had periods of significant volatility. The volatility of the level of the CPI during the term of the notes may vary. Increases or decreases in the volatility of the CPI may have an adverse impact on the market value of the notes.

•

Interest Rates. We expect that change in interest rates will affect the market value of the notes. In general, if U.S. interest rates increase, we expect that the market value of the notes will decrease, and conversely, if U.S. interest rates decrease, we expect that the market value of the notes will increase. The level of interest rates in the U.S. may affect the U.S. economy and, in turn, the level of CPI. Changes in the level of interest rates may decrease the level of CPI, which may decrease the market value of the notes.

•

Economic and Other Conditions Generally. The general economic conditions of the capital markets, as well as geopolitical conditions and other financial, political, regulatory, geographical, agricultural, and judicial events that affect the markets generally, may affect the levels of the CPI and the market value of the notes.

Consumer prices may change unpredictably, affecting the level of the CPI and the market value of the notes in unforeseeable ways.

Market prices of the consumer items underlying the CPI may fluctuate based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments; and changes in interest rates. These factors may affect the level of the CPI and the market value of the notes in varying ways. Different factors may cause the level of the CPI to move in inconsistent directions and rates.

Capped Floating Rate Notes Linked to the Consumer Price Index	TS-5

Hedging activities may affect the market value of the notes.

Hedging activities that we or one or more of our affiliates, including the selling agent, may engage in may increase or decrease the market value of the notes prior to maturity. In addition, we or one or more of our affiliates, including the selling agent, may purchase or otherwise acquire a long or short position in the notes. We or any of our affiliates, including the selling agent, may hold or resell the notes. We cannot assure you that these activities will not affect the market value of the notes prior to maturity.

Our trading and hedging activities may create conflicts of interest with you.

We or one or more of our affiliates, including the selling agent, may issue, or our affiliates may underwrite, other financial instruments with returns linked to the CPI. These trading and underwriting activities could be adverse to your investment in the notes. In addition, we expect to enter into an arrangement or arrangements with one or more of our affiliates to hedge the market risks associated with our obligation to pay the amounts due under the notes. Our affiliates expect to make a profit in connection with this arrangement. We are not required to seek competitive bids for this arrangement from unaffiliated parties.

We or our affiliates may enter into these transactions on or prior to the pricing date, in order to hedge some or all of our anticipated obligations under the notes.

In addition, from time to time during the term of the notes and in connection with the determinations to be made for each monthly interest period, we or our affiliates may enter into additional hedging transactions or adjust or close out existing hedging transactions. We or our affiliates also may enter into hedging transactions relating to other notes or instruments that we issue, some of which may have returns calculated in a manner related to that of the notes. We or our affiliates will price these hedging transactions with the intent to realize a profit, considering the risks inherent in these hedging activities, whether the market value of the notes increases or decreases. However, these hedging activities may result in a profit that is more or less than initially expected, or could result in a loss.

These trading activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our management. These trading activities, if they influence secondary trading in the notes, could be adverse to your interests as a beneficial owner of the notes.

There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

Our subsidiary, MLCS, will be the calculation agent for the notes and, as such, will have sole discretion to determine the CPI Inflation Adjustment and the interest rate applicable to each interest period. Under some circumstances, these duties could result in a conflict of interest between MLCS’s status as our subsidiary and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with judgments that it would be required to make if the publication of the CPI is discontinued. See the section entitled “Other Terms of the Notes— Discontinuance of the CPI; Alteration of Method of Calculation.” The calculation agent will be required to carry out its duties in good faith and using its reasonable judgment, but it has no obligation to consider your interests as a holder of the notes. However, because we expect to control the calculation agent, potential conflicts of interest could arise. See the section entitled “Other Terms of the Notes—Role of the Calculation Agent”.

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes, as described under the section entitled “U.S. Federal Income Tax Summary.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of income or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.”

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

Capped Floating Rate Notes Linked to the Consumer Price Index	TS-6

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You seek an investment linked to increases in the CPI.

▪	You accept that, although you will be entitled to receive the principal amount of the notes at maturity, the interest rate applicable to each monthly interest period is uncertain.

▪	You anticipate that on each interest determination date, the CPI Inflation Adjustment will be sufficient to provide you with your desired return.

▪	You accept that the interest payments on the notes may be 0.00% for any interest payment date.

▪	You accept that the interest rate payable on the notes during any interest period is limited to the Cap.

▪	You do not anticipate that on each interest determination date, the CPI Inflation Adjustment will be sufficiently high to cause the rate of interest on the notes to be limited to the Cap.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪	You do not seek an investment linked to increases in the CPI.

▪

You anticipate that, on each interest determination date, the CPI Inflation Adjustment will be sufficiently negative to cause the annualized interest rate for that interest period to be 0.00%, or will not be sufficiently high to provide you with your desired return.

▪	You anticipate that, on each interest determination date, the CPI Inflation Adjustment will be sufficiently high to limit the interest rate payable on the notes to the Cap.

▪	You seek an investment with a fixed or guaranteed rate of return throughout the term of the notes.

▪	You seek a return on your investment that will not be limited to the Cap.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Capped Floating Rate Notes Linked to the Consumer Price Index	TS-7

Other Terms of the Notes

General

The notes are part of a series of medium-term notes entitled “Medium-Term Notes, Series L” issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is more fully described in the prospectus supplement and prospectus identified below under “Additional Terms.” The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this term sheet.

The notes will be issued in denominations of whole units. Each unit will have an Original Offering Price of $1,000. You may transfer the notes only in whole units. The notes will mature on October     , 2021.

Prior to maturity, the notes are not repayable at our option or your option. The notes are not subject to any sinking fund.

The notes will be issued in book-entry form only.

Interest

MLCS as calculation agent will determine the applicable CPI Inflation Adjustment for each interest period. The annualized interest rate for each interest period will equal the product of (a) the applicable CPI Inflation Adjustment and (b) the Participation Rate. However, in no event will the annualized interest rate applicable to any interest period be less than 0.00% or greater than 9.00%.

Each interest payment due for a monthly interest period will be paid in arrears on the day of each calendar month, beginning November    , 2011, and ending on the maturity date. Interest will be calculated on the basis of a 360-day year of twelve 30-day months. Each monthly interest period (other than the first monthly interest period from, and including, the original date of the issuance of the notes to, but excluding, November , 2011) will commence on, and will include, an interest payment date, and will extend to, but exclude, the next succeeding interest payment date or the maturity date, as applicable. If any interest payment date, including the maturity date of the notes, falls on a day that is not a business day, no adjustment will be made to the length of the corresponding monthly interest period; however, we will make the required interest payment on the next business day and no additional interest will accrue in respect of the payment made on the next business day.

For as long as the notes are held in book-entry only form, the record date for each payment of interest will be the business day prior to the payment date. If the notes are issued at any time in a form that is other than book-entry only, the regular record date for an interest payment date will be the last day of the calendar month preceding that interest payment date.

A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

The relevant CPI Inflation Adjustment will be determined by MLCS as calculation agent using the following formula and then expressed as a percentage:

CPIA means the level of the CPI first published by the Index Sponsor (without regard to any subsequent corrections or revisions to that first published level) for the month that is three calendar months prior to the month in which the relevant interest period begins. For example, CPIA for the interest to be paid in November of each year will be the CPI for the preceding July.

CPIB means the level of the CPI first published by the Index Sponsor (without regard to any subsequent corrections or revisions to that first published level) for the month that is 15 calendar months prior to the month in which the relevant interest payment period begins. For example, CPIB for the interest to be paid in November of each year will be the CPI for the second preceding July.

The Participation Rate will be between 100% and 200%. The actual Participation Rate will be determined on the pricing date.

Payment at Maturity

At maturity, you will be paid the principal amount of the notes and the final monthly interest payment on the notes, subject to our creditworthiness.

Regardless of the amounts of the interest payable in each interest period during the term of the notes, you will receive your principal amount at maturity, assuming that we are otherwise able to pay our debts on the maturity date.

Capped Floating Rate Notes Linked to the Consumer Price Index	TS-8

Discontinuance of the CPI; Alteration of Method of Calculation

If the CPI is permanently cancelled or is not calculated and announced by the BLS but (a) is calculated and announced by a successor sponsor (the “Successor Sponsor”) acceptable to MLCS as calculation agent or (b) is replaced by a successor index (the “Successor Index”) using, in the determination of the calculation agent, the same or a substantially similar or otherwise appropriate formula for and method of calculation as used in the calculation of the CPI, then the CPI for purposes of the notes will be deemed to be replaced by the index so calculated and announced by that Successor Sponsor or that Successor Index, as the case may be. If the calculation agent selects a Successor Index, the calculation agent will cause written notice to be promptly furnished to the trustee, to us, and to the holders of the notes.

If the CPI is rebased or similarly adjusted at any time (as rebased or adjusted, the “Rebased Index”), the calculation agent will determine the CPI and the monthly interest rates using the Rebased Index.

If the CPI is permanently cancelled or is not calculated and announced by a Successor Sponsor or replaced by a Successor Index, then the calculation agent will notify the trustee, us and the holders of the notes and will calculate the appropriate levels of the CPI in a commercially reasonable manner.

Notwithstanding these alternative arrangements, discontinuance of the publication of the CPI may adversely affect trading in the notes.

Role of the Calculation Agent

We have initially appointed our subsidiary, MLCS, as the calculation agent, but we may change the calculation agent at any time without notifying you.

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding the amount of each monthly CPI Inflation Adjustment and each interest payment, Successor Indices, Rebased Indices, and business days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Same-Day Settlement and Payment

The notes will be delivered in book-entry form only through The Depository Trust Company against payment by purchasers of the notes in immediately available funds. We will make payments of the principal amount and each interest payment in immediately available funds so long as the notes are maintained in book-entry form.

Events of Default and Rights of Acceleration

If an event of default (as defined in the Senior Indenture) occurs and is continuing, holders of the notes may accelerate the maturity of the notes, as described under “Description of Debt Securities—Events of Default and Rights of Acceleration” in the prospectus identified below under “Additional Terms.” Upon an event of default, you will be entitled to receive only your principal amount, and accrued and unpaid interest, if any, through the acceleration date. In case of an event of default, the notes will not bear a default interest rate.

Listing

The notes will not be listed on any securities exchange.

Supplement to the Plan of Distribution; Role of MLPF&S and Conflicts of Interest

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, and will receive the indicated underwriting commission. The public offering price includes, in addition to the underwriting commission, a charge of approximately $10.00 per unit. This charge reflects an estimated profit earned by MLPF&S from transactions through which the notes are structured and resulting obligations hedged. The fees charged reduce the economic terms of the notes. Actual profits or losses from these hedging transactions may be more or less than this amount. In entering into the hedging arrangements for the notes, we seek competitive terms and may enter into hedging transactions with a division of MLPF&S or one of our subsidiaries or affiliates. For further information regarding these charges, our trading and hedging activities and

Capped Floating Rate Notes Linked to the Consumer Price Index	TS-9

conflicts of interest, see “Risk Factors” beginning on page TS-4 and “Use of Proceeds” on page 12 of the prospectus identified below under “Additional Terms.”

MLPF&S will not receive an underwriting commission for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these transactions; however it is not obligated to engage in any such transactions.

Capped Floating Rate Notes Linked to the Consumer Price Index	TS-10

The Consumer Price Index

General

We have obtained all information regarding the CPI contained in this term sheet, including its make-up, method of calculation and changes in its components, from publicly available sources. This information reflects the policies of, and is subject to change by, the BLS. The BLS is not involved in the offering of the notes in any way and has no obligation to consider your interests as a holder of the notes. The BLS has no obligation to continue to publish the CPI, and may discontinue publication of the CPI at any time in its sole discretion. The consequences of the BLS discontinuing publication of the CPI are described in the section entitled “Other Terms of the Notes—Discontinuance of the CPI; Alteration of Method of Calculation.” None of us, the calculation agent, or the selling agent assumes any responsibility for the calculation, maintenance, or publication of the CPI or any successor index, or the accuracy or completeness of any information relating to the CPI.

The CPI for purposes of the notes is the non-revised index of Consumer Prices for All Urban Consumers before seasonal adjustment, which is published monthly by the BLS. The BLS makes the majority of its consumer price index data and press releases publicly available immediately at the time of release. The CPI is published by the BLS on its internet website www.bls.gov/cpi/home.htm, and is currently available only for reference purposes on the Bloomberg® website, www.bloomberg.com, under the symbol “CPURNSA <Index>“. A schedule of the dates for upcoming releases of the CPI may be found at the BLS’s internet website at http://www.bls.gov/schedule/news_release/cpi.htm. Please note that the information that may be included in these websites is not part of, nor should it be deemed to be incorporated into, this term sheet.

The CPI is a measure of prices paid by urban consumers in the U.S. for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, drugs, and charges for doctor and dentist services. User fees (such as water and sewer service) and sales and excise taxes paid by the consumer are included in determining consumer prices. Income taxes and investment items such as stocks, bonds, and life insurance are not included. The CPI includes expenditures by urban wage earners and clerical workers, professional, managerial and technical workers, the self-employed, short-term workers, the unemployed, retirees, and others not in the labor force. In calculating the CPI, prices for the various items are averaged together with weights that represent their importance in the spending of urban households in the U.S. The BLS periodically updates the contents of the market basket of goods and services and the weights assigned to the various items to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.000. The base reference period for the CPI is the 1982-1984 average. The CPI for a particular calendar month is published during the following month.

Historical Levels of the CPI

Historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes. In the past, the CPI has experienced periods of volatility, and such volatility may occur in the future. Fluctuations and trends in the level of the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. For July 2011, the level of the CPI was 225.922.

The following graph sets forth, for the period from January 2006 to July 2011:

▪	the percentage change of the CPI for each calendar month, as compared to the same month in the prior fiscal year; and

▪

the percentage change described above multiplied by the hypothetical Participation Rate of 150% (the midpoint of the Participation Rate range of 100% to 200%) and adjusted to reflect the minimum payable interest rate of 0.00% and the maximum payable interest rate of 9.00%.

This graph is intended to demonstrate the impact on the notes of changes to the CPI, the hypothetical Participation Rate of 150%, the minimum interest rate of 0.00%, and the maximum interest rate of 9.00%. However, this graph is for purposes of illustration only. The actual interest rate on the notes for any interest period will depend on the actual levels of the CPI in the applicable calendar months as well as the actual Participation Rate which will be determined on the pricing date.

Capped Floating Rate Notes Linked to the Consumer Price Index	TS-11

The following table shows the historical monthly levels of the CPI from January 2006 through July 2011, as reported by the BLS and published on the Bloomberg® website, www.bloomberg.com, under the symbol “CPURNSA <Index>”, as well as the percentage change of each monthly CPI level as compared to the CPI level of the prior year. We do not make any representation or warranty as to the accuracy or completeness of the CPI data in the table below.

Monthly Levels of the CPI and Year–Over-Year Percentage Changes in the Level of the CPI

	2006		2007		2008		2009		2010
	Level	Growth	Level	Growth	Level	Growth	Level	Growth	Level	Growth

January	198.300	3.98532%	202.416	2.07564%	211.080	4.28029%	211.143	0.02985%	216.687	2.62571%

February	198.700	3.59750%	203.499	2.41520%	211.693	4.02656%	212.193	0.23619%	216.741	2.14333%

March	199.800	3.36265%	205.352	2.77878%	213.528	3.98146%	212.709	-0.38356%	217.631	2.31396%

April	201.500	3.54573%	206.686	2.57370%	214.823	3.93689%	213.240	-0.73689%	218.009	2.23645%

May	202.500	4.16667%	207.949	2.69086%	216.632	4.17554%	213.856	-1.28144%	218.178	2.02099%

June	202.900	4.31877%	208.352	2.68704%	218.815	5.02179%	215.693	-1.42678%	217.965	1.05335%

July	203.500	4.14534%	208.299	2.35823%	219.964	5.60012%	215.351	-2.09716%	218.011	1.23519%

August	203.900	3.81874%	207.917	1.97008%	219.086	5.37186%	215.834	-1.48435%	218.312	1.14810%

September	202.900	2.06237%	208.490	2.75505%	218.783	4.93693%	215.969	-1.28621%	218.439	1.14368%

October	201.800	1.30522%	208.936	3.53617%	216.573	3.65519%	216.177	-0.18285%	218.711	1.17219%

November	201.500	1.97368%	210.177	4.30620%	212.425	1.06957%	216.330	1.83830%	218.803	1.14316%

December	201.800	2.54065%	210.036	4.08127%	210.228	0.09141%	215.949	2.72133%	219.179	1.49572%

	2011
	Level	Growth

January	220.223	1.63185%

February	221.309	2.10758%

March	223.467	2.68160%

April	224.906	3.16363%

May	225.964	3.56865%

June	225.722	3.55883%

July	225.922	3.62872%

August

September

October

November

December

Before investing in the notes, you should consult publicly available sources for the levels of the CPI.

Capped Floating Rate Notes Linked to the Consumer Price Index	TS-12

U.S. Federal Income Tax Summary

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

The following discussion supplements, is subject to the same qualifications and limitations as, and should be read in conjunction with the discussion in the prospectus supplement under the caption “U.S. Federal Income Tax Considerations,” and in the prospectus under the caption “U.S. Federal Income Tax Considerations.” To the extent inconsistent, the following discussion supersedes the discussion in the prospectus supplement and the prospectus.

This discussion only applies to U.S. Holders (as defined in the accompanying prospectus) that are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. In particular, this summary is directed solely to U.S. Holders that will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

U.S. Holders — Income Tax Considerations

We intend to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes, and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, interest on a note generally will be included in the income of a U.S. Holder as ordinary income at the time it is accrued or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Upon the sale, exchange, retirement, or other disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other disposition (less an amount equal to any accrued interest not previously included in income if the note is disposed of between interest payment dates, which will be included in income as interest income for U.S. federal income tax purposes) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the cost of the note to such U.S. Holder.

Gain or loss realized on the sale, exchange, retirement, or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. Net long-term capital gain recognized by an individual U.S. Holder before January 1, 2013 generally is subject to tax at a maximum rate of 15%. The ability of U.S. Holders to deduct capital losses is subject to limitations under the Code.

Additional Medicare Tax on Unearned Income

With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals, estates, and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the notes.

Possible Alternative Tax Treatments of an Investment in the Notes

Notwithstanding the above, the IRS may seek to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” If the notes were so treated, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule.” In addition, upon a sale, exchange, retirement, or other disposition of a note, a U.S. Holder generally will treat any gain as interest income.

Non-U.S. Holders — Income Tax Considerations

Non-U.S. Holders (as defined in the accompanying prospectus) should read the discussion in the prospectus under the caption “U.S. Federal Income Tax Considerations” and “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to Non-U.S. Holders” in particular.

Capped Floating Rate Notes Linked to the Consumer Price Index	TS-13

ERISA Considerations

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Code, with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MLPF&S or any of our other affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various PTCEs issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any federal, state, local, or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any substantially similar federal, state, local, or foreign law).

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.

Capped Floating Rate Notes Linked to the Consumer Price Index	TS-14

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus supplement and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Market Downside Protection Market-Linked Investment or guarantee any performance.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

Capped Floating Rate Notes Linked to the Consumer Price Index	TS-15